                    Securities and Exchange Commission
                         Washington, D.C.  20549

                                FORM 11-K

(Mark One)

/X/  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the fiscal year ended December 31, 1994

                                   or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

                         Commission File No. 1-3548

                  Minnesota Power and Affiliated Companies
                       Employee Stock Ownership Plan
                                 and Trust
                           (Full Title of the Plan)

                           ------------------------

                       Minnesota Power & Light Company
                           30 West Superior Street
                           Duluth, Minnesota 55802

                        (Name of issuer of securities
                        held pursuant to the Plan and
                        the address of its principal
                             executive office)

                           ------------------------

                    Report of Independent Accountants



To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Employee Stock Ownership
Plan and Trust


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust at December 31, 1994, and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP
Minneapolis, Minnesota
June 16, 1995

               Minnesota Power and Affiliated Companies
               Employee Stock Ownership Plan and Trust
          Statement of Net Assets Available for Plan Benefits

                                                               December 31,
                                                           1994           1993
                                                           ----           ----
Assets, at fair value

     Investment in Minnesota Power & Light Company
          Common Stock (4,695,393 and 4,758,889
          shares at cost of $110,088,503 and
          $111,125,700, respectively)                  $118,558,673   $155,853,615

     Contributions receivable from Company                1,176,044      1,001,547

     Cash and cash equivalents                                3,626        216,745
                                                       ------------   ------------
          Total Assets                                  119,738,343    157,071,907
                                                       ------------   ------------

Liabilities

     Accounts payable and accrued
          administrative expenses                                64             11

     Accrued interest expense                             1,173,014      1,175,251

     Long-term debt                                      86,702,208     89,420,832
                                                       ------------   ------------
          Total Liabilities                              87,875,286     90,596,094
                                                       ------------   ------------

Net assets available for plan benefits                 $ 31,863,057   $ 66,475,813
                                                       ============   ============

     The accompanying notes are an integral part of these statements.

               Minnesota Power and Affiliated Companies
               Employee Stock Ownership Plan and Trust
     Statement of Changes in Net Assets Available for Plan Benefits

                                                   December 31,
                                                1994            1993
                                                ----            ----
Sources of net assets

     Dividend income                       $  9,556,565     $ 9,483,824

     Company contributions                    3,548,603       1,521,322

     Interest income                             28,669          18,804
                                            -----------     -----------
                                             13,133,837      11,023,950

Application of net assets

     Participants' withdrawals               (2,950,822)     (2,611,091)

     Transfers to pension plan                 (601,386)       (628,335)

     Interest expense                        (9,002,116)     (9,049,995)

     Net unrealized depreciation of
       investments                          (35,172,345)     (7,158,768)

     Net realized gain (loss) on
       sales of securities                      (14,944)            179

     Administrative expenses                     (4,980)        (15,815)
                                            ------------    ------------
Decrease in net assets                      (34,612,756)     (8,439,875)


Net assets available for plan benefits

     Beginning of year                       66,475,813      74,915,688
                                            -----------     -----------
     End of year                            $31,863,057     $66,475,813
                                            ===========     ===========

     The accompanying notes are an integral part of these statements.

               Minnesota Power and Affiliated Companies
               Employee Stock Ownership Plan and Trust
                    Notes to Financial Statements



Note 1 - Description of the Plan

     The Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (ESOP) provides eligible employees of Minnesota Power & Light Company (Minnesota Power); Superior Water, Light and Power Company; and Topeka Group Incorporated (collectively, the Companies) with Minnesota Power common stock (Common Stock) ownership benefits. The ESOP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 1994, there were 1,748 participants in the ESOP.

Basic Account

     For each ESOP year before 1983, participants' Basic Accounts received shares of Common Stock purchased with incremental investment credit contributions. For each ESOP year from 1983 to 1986, shares of Common Stock purchased with payroll-based tax credit contributions were allocated to each ESOP participant's Basic Account. Contributions to the participant's Basic Accounts ceased after ESOP year 1986, due to the repeal of the payroll tax credit.

     All participants are fully vested in these shares purchased with the investment and payroll-based credits. These shares can be withdrawn if the participant terminates employment or if the shares have been in the ESOP for 7 years. Every December each participant is required to make an election to receive dividends on their shares either in cash or reinvest them in Common Stock held in the ESOP.

Special Account

     Beginning in 1985 the Companies received a tax deduction for cash dividends paid to participants on their ESOP shares. The Companies contributed to the ESOP an amount equal to the estimated income tax benefit of the dividend deduction associated with shares in the Basic Account. Shares of Common Stock purchased with these contributions were allocated to the participants' Special Account. All participants are fully vested in these shares which can be withdrawn when the participants terminate employment. Dividends on these shares are automatically reinvested in Common Stock held in the ESOP.

First Suspense Account

     In 1989 the ESOP was amended to enable the ESOP Trustee (as defined below) to establish a leveraged First Suspense Account. Employees become eligible to participate after one year of service with the Companies. The First Suspense Account originally consisted of 633,849 shares of Common Stock purchased for the benefit of eligible ESOP participants with proceeds from a 15 year $16.5 million loan (First Loan) bearing interest at 9.125%. This loan was obtained by the ESOP Trustee on December 29, 1989, and guaranteed by Minnesota Power. The First Suspense Account provides that as the First Loan is repaid, shares of Common Stock in the First Suspense Account are allocated to each participant's account based on the ratio of a participant's annual compensation to the annual compensation of all participants. In any year that the value of the shares credited to a participant's account is less than 2% of the participant's annual compensation, the Companies will contribute additional shares to make up the difference. Shares of Common Stock are also allocated to participants' accounts through reinvested dividends paid on the shares in the First Suspense Account. All participants are fully vested after 5 years of continuous service with the Companies.

Second Suspense Account

     Minnesota Power amended the ESOP again in 1990 to enable the ESOP Trustee to establish a leveraged Second Suspense Account and borrow an additional $75 million (Second Loan) for the purpose of acquiring 2,830,188 newly issued shares of Common Stock from Minnesota Power for the benefit of eligible ESOP participants. Under this amendment eligible participants with Basic Accounts are allocated shares with a value at least equal to: (a) dividends payable on shares held by those participants in the ESOP who do not elect to receive dividends in cash, and (b) tax savings generated from the deductibility of dividends paid on all shares held in the ESOP as of August 4, 1989. Pursuant to this amendment, the ESOP Trustee issued a promissory note to Minnesota Power for $75 million at a 10.25% interest rate with a term not to exceed 25 years.

Administration

     The ESOP is administered for the Companies by the Employee Benefit Plans Committee (the Committee). The mailing address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The Committee is authorized to make rules and regulations as it may deem necessary to carry out the provisions of the ESOP and to employ investment managers (as defined by ERISA), attorneys, accountants, and such other persons as it shall deem necessary or desirable in the administration of the ESOP. The Committee consists of 12 members who were appointed by the Board of Directors of Minnesota Power. The Board of Directors has the power to remove members of the Committee from office. Members of the Committee receive no compensation for their services with respect to the ESOP.

     As of June 1, 1995, the Committee members, all employees of Minnesota Power, and their respective titles are as follows:

          Name                               Title
          ----                               -----
  Robert D. Edwards           Executive Vice President and President -
                              Minnesota Power - Electric (1)
  Roger P. Engle              Vice President - Customer Operations
  David G. Gartzke            Senior Vice President - Finance and Chief
                              Financial Officer
  Eugene G. McGillis          Vice President; President of Superior Water,
                              Light and Power Company
  Stephen D. Sherner          Vice President - Power Marketing and Delivery
  Geraldine R. VanTassel      Vice President - Corporate Resource Planning
  Mark A. Schober             Corporate Controller
  Philip R. Halverson         General Counsel and Corporate Secretary
  Dennis L. Hollingsworth     Assistant Vice President - Corporate Development
  Lori A. Collard             Director - Marketing
  Donald J. Shippar           Director - Human Resources
  Jeweleon W. Tuominen        Supervisor - Benefits Accounting and
                              Administration

- --------------------
(1) Committee Chairman

     Mellon Bank, N.A., (Mellon Bank) acts as trustee (ESOP Trustee) for the ESOP. The ESOP Trustee's main office is located at Mellon Bank Center, Pittsburgh, Pennsylvania 15258-0001. The ESOP Trustee carries blanket bond insurance in the amount of $100,000,000. Minnesota Power maintains the participants' records and issues quarterly reports to each participant showing the status of individual accounts.

ESOP Termination

     The Companies reserve the right to reduce, suspend or discontinue their contributions to the ESOP or to terminate the ESOP in its entirety subject to the provisions of ERISA. In the event that the ESOP is terminated, the Committee may require that the accounts of all participants and beneficiaries be distributed as soon after the termination date as the Committee deems practicable, regardless of the length of time Common Stock has been allocated to any account.

Contributions

     The Companies' contribution for each year shall be paid to the ESOP Trustee either in cash or in Common Stock. Subject to a statutory maximum, the expenses incidental to establishing and administering the ESOP may be deducted from the Companies' contributions to the ESOP or income earned by the shares held in the ESOP. Expenses not attributable to such sources are payable by the Companies. No fees or charges will be payable by any ESOP participant.

Transfers

     Upon retirement, participants may elect to transfer the vested amount of their ESOP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.


Note 2 - Summary of Accounting Policies

     The ESOP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred. Investments are reported at their fair value based on quoted market price.


Note 3 - Repayment of Loans

     The ESOP Trustee will repay principal and interest on the First Loan and Second Loan with dividends paid on the shares of Common Stock in each suspense account and with certain employer contributions to the ESOP. The shares of Common Stock acquired by the ESOP Trustee will be held in the First Suspense Account and Second Suspense Account and allocated to the accounts of ESOP participants as the First Loan and Second Loan are repaid. Under current tax law, the Companies expect to realize tax savings from the two transactions.

     The First Loan was obtained from a third party lender and is guaranteed by the Companies with 442,382 unallocated shares of Common Stock pledged as collateral at December 31, 1994. Principal payments for the First Loan are scheduled as follows:

                    $16.5 Million 9.125% Loan
                    --------------------------
                    1995           $   326,576
                    1996               744,194
                    1997               897,865
                    1998             1,069,203
                    1999             1,259,977
                    2000 - 2004      9,487,891
                                   -----------
                                   $13,785,706
                                   ===========

     The Second Loan was obtained from Minnesota Power. There are 2,460,777 unallocated shares of Common Stock pledged as collateral at December 31, 1994. Principal payments for the Second Loan are scheduled as follows; however, prepayments can be made without penalty.

                      $75 Million 10.25% Loan
                    --------------------------
                    2011           $12,916,502
                    2012            15,000,000
                    2013            15,000,000
                    2014            15,000,000
                    2015            15,000,000
                                   -----------
                                   $72,916,502
                                   ===========

Note 4 - Federal Income Tax Status

     A favorable determination letter was obtained from the Internal Revenue Service stating that the ESOP, as amended and restated effective January 1, 1985, qualifies as an employee stock ownership plan under Section 401(a) of the Internal Revenue Code of 1986. As required by the Internal Revenue Service, the Committee filed an application for a determination letter from the Internal Revenue Service for the changes made to the ESOP in subsequent years on March 31, 1995.


Note 5 - Investments

     The ESOP's investments, at December 31, are presented in the following table:

Minnesota Power                1994                         1993
Common Stock         Allocated     Unallocated     Allocated      Unallocated
- ---------------      ---------     -----------     ---------      -----------
Number of Shares      1,792,234      2,903,159      1,704,255       3,054,634

Cost                $33,362,089    $76,726,414    $30,404,884    $ 80,720,816

Market              $45,253,908    $73,304,765    $55,814,351    $100,039,264

                                                                 Schedule I

               Minnesota Power and Affiliated Companies
               Employee Stock Ownership Plan and Trust
                Schedule of Transactions in Excess of
                   5% of Fair Value of Plan Assets
                for the Year Ended December 31, 1994

                                        Aggregate Purchase
                                         Price and Market
                                             Value on            Number of
Description of Purchases                Transaction Dates        Transactions
Mellon Bank Temporary Investment Fund   $4,025,253               414

                                              Aggregate
                              --------------------------------------
                                                             Net
                              Cost of                        Gain/    Number of
Description of Sales           Asset         Sales Price    (Loss)    Transactions

Mellon Bank Temporary
  Investment Fund             $4,238,374     $4,238,374     0         58



                                                                 Schedule II

                    Minnesota Power and Affiliated Companies
                    Employee Stock Ownership Plan and Trust
                         Schedule of Investments Held
                              December 31, 1994
Description                                       Cost           Fair Value
Minnesota Power & Light Company
   Common Stock <F1>                              $110,088,503   $118,558,673

- ------------------

<F1>Party-in-interest

                                   9

                              Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Minnesota Power and Affiliated Companies
                                             Employee Stock Ownership Plan
                                                       and Trust
                                        ----------------------------------------
                                                     (Name of Plan)


June 23, 1995                              By         R.D. Edwards
                                             ----------------------------------
                                                      R.D. Edwards
                                                        Chairman,
                                             Employee Benefit Plans Committee
                                   10